NO ACT

PE
5-11-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013105

June 3, 2010

William L. Hughes
Fenwick & West LLP
555 California Street, 12th Floor
San Francisco, CA 94104

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 06-03-2010

Re: Symantec Corporation
Incoming letter dated May 11, 2010

Dear Mr. Hughes:

This is in response to your letter dated May 11, 2010 concerning the shareholder proposal submitted to Symantec by Kenneth Steiner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

June 3, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Symantec Corporation
Incoming letter dated May 11, 2010

The proposal requests that the company adopt a bylaw specifying that the election of directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected.

There appears to be some basis for your view that Symantec may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Symantec's amended bylaws compare favorably with the guidelines of the proposal and that Symantec has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Symantec omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FENWICK & WEST LLP

555 CALIFORNIA STREET, 12TH FLOOR SAN FRANCISCO, CA 94104

TEL. 415.875.2300 FAX 415.281.1350 WWW.FENWICK.COM

May 11, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Stockholder Proposal submitted by Kenneth Steiner

Ladies and Gentlemen:

We are writing on behalf of our client Symantec Corporation, a Delaware corporation ("***Symantec***"), to inform you that Symantec intends to omit from its 2010 proxy card and other proxy materials ("***2010 Proxy Materials***") for Symantec's 2010 annual meeting of stockholders ("***2010 Annual Meeting***") a stockholder proposal (the "***Proposal***") and statements in support thereof received from Kenneth Steiner, who has appointed John Chevedden to act on his behalf (the "***Proponent***").

On behalf of Symantec, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we have filed this letter with the Securities and Exchange Commission (the "***Commission***") no later than eighty (80) calendar days before Symantec intends to file its 2010 Proxy Materials with the Commission; six additional copies of this letter and the attachments are enclosed; and we are simultaneously providing a copy of this letter and the attachments to the Proponent.

We respectfully request confirmation that the staff (the "***Staff***") of the Commission will not recommend enforcement action if, for the reason stated below, Symantec excludes the Proposal from its 2010 Proxy Materials to be distributed to Symantec's stockholders in connection with its 2010 Annual Meeting.

The Proposal

The Proposal states:

"Resolved: Directors to be Elected by Majority Vote Bylaw. Shareholders request that our company adopt a bylaw specifying that the election of our directors shall be decided by a majority of the votes cast, with a plurality vote-standard used in those director elections in which the number of nominees exceeds the number of directors to be elected."

The Proposal, the accompanying supporting statements, along with copies of all relevant correspondence between Symantec and the Proponent are attached to this letter as Attachment A.

Reason for Excluding the Proposal

We believe that the Proposal may be excluded from Symantec's 2010 Proxy Materials under Rule 14a-8(i)(10), because the Proposal has been substantially implemented by Symantec, and is, therefore, moot.

Discussion

Symantec may omit the Proposal from its 2010 Proxy Materials because it has been substantially implemented by Symantec and is, therefore, moot.

Rule 14a-8(i)(10) provides that a company may exclude a stockholder proposal if "the company has already substantially implemented the proposal," thereby rendering it moot.

Under the standard expressed by the Commission in *Exchange Act Release No. 34-12598* (July 7, 1976), the exclusion provided for in Rule 14a-8(i)(10) "is designed to avoid the possibility of [stockholders] having to consider matters which have already been favorably acted upon by the management." The Staff has previously noted that "a determination that the company has substantially implemented a stockholder proposal "depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). *See also Wal-Mart Stores, Inc.* (March 30, 2010). In the case of proposed amendments to a company's charter documents, the Staff has consistently permitted companies to exclude proposals under Rule 14a-8(i)(10) when the company has already amended its charter documents in the manner suggested by the proposal. *See, e.g., Honeywell International Inc.* (January 31, 2007); *The Dow Chemical Co.* (March 2, 2006 and March 3, 2008); *Southwest Airlines Co.* (February 10, 2005); *Sprint Corp.* (January 18, 2005). In addition, where companies have implemented the essential objectives of the proposal or have had policies, standards and procedures concerning the subject matter of the proposal already in place, the Staff has consistently found that the proposal had been substantially implemented and could be excluded under Rule 14a-8(i)(10). *See, e.g., The Dow Chemical Company* (March 3, 2008) (permitting exclusion of a proposal requesting the adoption of a bylaw specifying that the election of the board of directors be decided by majority vote where the company adopted an amendment to its bylaws to provide for majority voting in the uncontested election of directors); *American International Group, Inc.* (March 12, 2008) (permitting exclusion of a proposal requesting the adoption of a bylaw specifying that the election of the board of directors be decided by majority vote where the company had agreed to amend its bylaws to provide for majority voting prior to the distribution of proxy materials to stockholders); *Borders Group Inc.* (March 11, 2008) (concurring that a proposal requesting "no restriction on the shareholder right to call a meeting" was substantially implemented by a bylaw allowing 25% of shares entitled to vote to call a special meeting).

On May 4, 2010, the Board of Directors of Symantec approved an amendment to Article II, Section 2.1 of the Company's bylaws to provide that the directors are elected by a majority of the votes cast, except in the case of an election for directors in which there are one or more stockholder nominees, in which case a plurality standard shall govern (the "***Company Amendment***"). The

Company Amendment was disclosed publicly in a Current Report on Form 8-K filed with the Commission on May 4, 2010 in the form attached to this letter as Attachment B. In addition, the Proponent was made aware of the Company Amendment.

Applying the standards noted above, the Company Amendment *compares favorably* to the guidelines set forth in the Proposal in that both the Company Amendment and the Proposal require a majority vote in typical elections of directors (i.e., uncontested elections of directors). The Proposal merely requests that Symantec "adopt a bylaw specifying that the election of our directors shall be decided by a majority of vote cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected." As noted above, Symantec has adopted a bylaw which has substantially the same effect as the bylaw requested in the Proposal. In addition, the Company Amendment *implements the essential objectives* of the Proposal (*i.e.*, "provide[s] [stockholders] a meaningful role in director elections[,]...establish[es] a challenging vote standard for board nominees and improve[s] the performance of individual directors and the entire board") in practically the same manner as the Proposal would implement them. As such, we respectfully submit that the slight differences between the Company Amendment and the Proposal related to the circumstances under which a plurality vote applies should not impact the analysis, given the views of the Commission and the Staff.

For the foregoing reasons, we believe that Symantec has substantially implemented the proposal, rendering it moot, and that Symantec may therefore exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(10).

Conclusion

Based upon the foregoing analysis, we request your confirmation that the Staff will not recommend any enforcement action to the Commission if Symantec excludes the Proposal from Symantec's 2010 Proxy Materials for its 2010 Annual Meeting. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should the Staff have questions or desire any additional information in support of our position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. In this case, please contact me by telephone at (415) 875-2479 or by facsimile at (415) 281-1350. In addition to the six copies of this letter required pursuant to Rule 14a-8(j), we have included an extra copy. If you would kindly acknowledge receipt of this letter and the enclosures by date-stamping the extra copy and returning it to me in the self-addressed, stamped envelope, I would appreciate it.

Sincerely,



William L. Hughes, Esq.

Enclosures
cc: Scott Taylor, Symantec Corporation
John Chevedden
Kenneth Steiner

Attachment A

The Proposal and Relevant Correspondence

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since 1995

Mr. John W. Thompson
Chairman of the Board
Symantec Corp. (SYMC)
20330 Stevens Creek Blvd.
Cupertino, CA 95014

Dear Mr. Thompson,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to olmsted7p (at) earthlink.net

Sincerely,



Kenneth Steiner

4-3-10
Date

cc: Scott C. Taylor <Scott_Taylor@symantec.com>
Corporate Secretary
(408) 517-8000
(408) 252-4694

[SYMC: Rule 14a-8 Proposal, April 13, 2010]

3 [Number to be assigned by the company] – **Directors to be Elected by Majority Vote**

Resolved: Directors to be Elected by Majority Vote Bylaw. Shareholders request that our company adopt a bylaw specifying that the election of our directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected. The Securities and Exchange Commission said there is a substantive distinction between a bylaw and a policy.

In order to provide shareholders a meaningful role in director elections, our company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. A majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and the entire board.

The Council of Institutional Investors www.cii.org, whose members had $3 trillion invested, recommended adoption of this proposal topic. The Council sent letters asking the 1,500 largest U.S. companies to comply with the Council's policy and adopt this topic. Leading proxy advisory firms also recommended voting in favor of this proposal topic.

The merits of this Directors to be Elected by Majority Vote proposal should also be considered in the context of the need for improvements in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, said executive pay is an area of concern. Our company's Executive Annual Incentive Plan under the Senior Executive Incentive Plan (SEIP) is "pay-for-underperformance." It also paid an additional 70% of the target amount for only 15% above the goal. Our company provides too many incentives for retention and too little based on actual company performance, especially in the long-term.

The granting of stock options had been very beneficial to John Thompson, who retired as CEO in 2009. Mr. Thompson realized more than $12 million from the exercise of 950,000 options, with more than seven million exercisable options remaining. Our former CEO was remaining with our company as a non-executive Chairman.

We had no shareholder right to vote on executive pay, elect directors through a majority-vote, to use cumulative voting or a right to call a special shareholder meeting by 10% of sharehoders.

Mr. Miller (our Lead Director no less and serving on two of our key board committees) was designated a "Flagged [Problem] Director" due to his involvement with the board of Federal-Mogul Corporation, which filed for Chapter 11 Bankruptcy. Mr. Miller had 16-years director tenure – Independence concern and received two-times as many withheld votes as any other director.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Directors to be Elected by Majority Vote – Yes on 3. [Number to be assigned by the company]

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email. FISMA & OMB Memorandum M-07-16 ***



April 16, 2010

VIA FEDERAL EXPRESS – SIGNATURE REQUIRED

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder Proposal Regarding "Directors to be Elected by Majority Vote"

Dear Mr. Chevedden:

I am writing to acknowledge receipt of the letter submitted on behalf of Kenneth Steiner dated April 3, 2010, which was received by Symantec Corporation ("***Symantec***") on April 13, 2010, submitting a stockholder proposal entitled "Directors to be Elected by Majority Vote" (the "***Proposal***") that Mr. Steiner intends to bring before the next annual meeting of stockholders of Symantec. Pursuant to the instructions in the cover letter accompanying the Proposal, we are directing correspondence regarding the Proposal to your attention. We are writing to inform you of certain deficiencies under Rule 14a-8 of the Securities and Exchange Act of 1934, as amended (the "***Exchange Act***") regarding the Proposal.

Rule 14a-8(b) under the Exchange Act provides that in order to be eligible to submit a proposal, Mr. Steiner must have continuously held at least $2,000 in market value, or 1%, of Symantec's securities entitled to be voted on the Proposal at the annual meeting of stockholders for at least one year by the date the Proposal is submitted. Upon a review of Symantec's stock records, however, Mr. Steiner's name does not appear as an owner of record of common stock of Symantec. Additionally, we have not received separate evidence of ownership as provided for under Rule 14a-8(b). As such, we cannot independently verify that Mr. Steiner has satisfied the ownership requirements as set forth under Rule 14a-8(b). For your convenience, attached hereto as Attachment A is a copy of Rule 14a-8 under the Exchange Act, which describes in Question 2 the eligibility and procedural requirements for submitting a proposal and how Mr. Steiner can demonstrate to Symantec his eligibility to submit a proposal.

In order to prove eligibility to Symantec, Mr. Steiner must provide Symantec's Corporate Secretary with a written statement from the record holder of Mr. Steiner's shares (usually a broker or bank) verifying that, at the time Mr. Steiner submitted the Proposal (April 13, 2010), he continuously held at least $2,000 in market value of Symantec shares for at least one year. (While Rule 14a-8(b)(ii) provides another method of proof of eligibility, it does not appear that Mr. Steiner has filed the requisite form(s) or schedule(s) to permit the use of such method.)

In addition, Rule 14a-8(d) under the Exchange Act provides that a stockholder proposal, together with any accompanying supporting statement, may not exceed a total of five hundred words. The Proposal, including the supporting statement, exceeds five hundred words. To remedy this procedural deficiency, the Proposal must be revised so that it, along with the supporting statement, does not exceed five hundred words, and then resubmitted to Symantec's Corporate Secretary.

If these deficiencies are not cured, then Symantec does not intend to include the Proposal in its proxy materials for its 2010 annual meeting of stockholders. Please note that if Mr. Steiner intends to seek inclusion of the Proposal in Symantec's proxy materials for its 2010 annual meeting of stockholders, then pursuant to Rule 14a-8(f), you have 14 calendar days after receipt of this letter in which to deliver to Symantec a response addressing these deficiencies. Please send the written statement and revised Proposal and supporting statement to the Corporate Secretary at Symantec, 350 Ellis Street, Mountain View, CA 94043. Your response(s) must be postmarked, or transmitted electronically, within the 14-day period. Please note that this request does not limit Symantec's rights to challenge the Proposal as improperly submitted, inaccurate, or illegal on other grounds.

Very truly yours,



Scott C. Taylor
Executive Vice President, General Counsel and Secretary
Symantec Corporation

Enclosure
cc: Mr. Kenneth Steiner

Attachment A

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?
   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
   A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;
   B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and
   C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?
   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.
   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.
   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).
2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?
   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.
   2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.
   3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?
   1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
   2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
   3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.
10. Substantially implemented: If the company has already substantially implemented the proposal;
11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;
12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;
    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and
13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?
    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:
    i. The proposal;
    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and
    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

   Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?
   1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.
   2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?
   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.
   2. However, if you believe that the company's opposition-to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.
   3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since 1995

APRIL 16, 2010 UPDATE

Mr. John W. Thompson
Chairman of the Board
Symantec Corp. (SYMC)
20330 Stevens Creek Blvd.
Cupertino, CA 95014

Dear Mr. Thompson,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

4-3-10
Date

cc: Scott C. Taylor <Scott_Taylor@symantec.com>
Corporate Secretary
(408) 517-8000
(408) 252-4694
FX: 650-527-0368

[SYMC: Rule 14a-8 Proposal, April 13, 2010, April 16, 2010 update at company request]

3 [Number to be assigned by the company] – **Directors to be Elected by Majority Vote**

Resolved: Directors to be Elected by Majority Vote Bylaw. Shareholders request that our company adopt a bylaw specifying that the election of our directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected.

In order to provide shareholders a meaningful role in director elections, our company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. A majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and the entire board.

The Council of Institutional Investors www.cii.org, whose members had $3 trillion invested, recommended adoption of this proposal topic. The Council sent letters asking the 1,500 largest U.S. companies to comply with the Council's policy and adopt this topic. Leading proxy advisory firms also recommended voting in favor of this proposal topic.

The merits of this Directors to be Elected by Majority Vote proposal should also be considered in the context of the need for improvements in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, said executive pay is of concern. Our company's Executive Annual Incentive Plan under the Senior Executive Incentive Plan (SEIP) is "pay-for-underperformance." SEIP also paid an additional 70% of the target amount for only 15% above the goal. Our company provided too many incentives for retention and too little based on actual company performance, especially in the long-term.

Stock option pay had been very beneficial to John Thompson, who retired as CEO in 2009. Mr. Thompson realized more than $12 million from exercising 950,000 options, with more than seven million exercisable options remaining. Our former CEO remained with our company as a non-executive Chairman.

We had no shareholder right to vote on executive pay, elect directors through a majority-vote, use cumulative voting or have a right to call a special shareholder meeting by 10% of shareholders.

Mr. Miller (our Lead Director no less and on two key board committees) was designated a "Flagged [Problem] Director" due to his involvement with the Federal-Mogul board, which filed for Chapter 11 Bankruptcy. Mr. Miller had 16-years long-tenure – Independence concern and received two-times as many withheld votes as any other director.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Directors to be Elected by Majority Vote – Yes on 3. [Number to be assigned by the company]

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The Securities and Exchange Commission said there is a substantive distinction between a bylaw and a policy.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16***

DJF

DISCOUNT BROKERS

Date: 20 April 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 3700 shares of Symantec Corp; having held at least two thousand dollars worth of the above mentioned security since the following date: 9/4/1998, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 4-20-10	# of pages ▶
To Gregory King	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 650-429-5249	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

From: Greg King (Legal) [Greg_King@symantec.com]
Sent: Monday, April 19, 2010 5:09 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Simona Katcher; Scott Taylor (Legal)
Subject: RE: Rule 14a-8 Proposal (SYMC)

Importance: High

Dear Mr. Chevedden:

Thank you for your continued support of our company and your revised stockholder proposal received on April 16, 2010. We feel that we currently have a strong and effective corporate structure that protects the interests of our stockholders. We are committed to strong corporate governance practices, which is reflected by our strong corporate governance ratings. For example, according to RiskMetrics Group's Corporate Governance Quotient ranking, as of July 1, 2009, Symantec outperformed 92.2% of the companies in the S&P 500 and 99.1% of the companies in the Software & Services group. Our current corporate governance practices include:

- Chairman and CEO positions are separate
- the Board has a Lead Independent Director
- we do not have a "poison pill" in place
- we have a declassified Board, meaning that the full Board is elected annually
- 9 of the 11 members of the Board are independent directors
- simple majority vote requirement to amend Charter or Bylaws, and to approve transactions

Based on our strong corporate governance practices and ratings, we request that you consider withdrawing your stockholder proposal regarding majority voting.

Please be advised that we are continuously looking at ways to improve our corporate governance practices, including adopting a majority vote standard for the election of our board members. Please do not hesitate to contact us if you would like to discuss some ideas and/or concerns you may have regarding our practices.

Sincerely,
Gregory King

cc: Kenneth Steiner

Gregory M. King
Senior Director, Corporate Law
Symantec Corporation
www.symantec.com

Office: (650) 527-5050
Mobile: (650) 743-6767
Fax: (650) 429-5249 (New)
Email: greg_king@symantec.com

From: *** FISMA & OMB Memorandum M-07-16 ***
To: Greg King (Legal)
Sent: Wed Apr 21 18:22:14 2010
Subject: Rule 14a-8 Proposal (SYMC)

Mr. King – No thank you regarding the request to withdraw the proposal unilaterally.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Lynette Pearson

From: Simona Katcher [Simona_Katcher@symantec.com]
Sent: Tuesday, May 04, 2010 6:04 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (SYMC)
Attachments: SYMC Bylaws (05.04.10).pdf

Good evening, Mr. Chevedden.

Pursuant to our telephone conversation last week, attached please find a copy of the amended and restated Bylaws of Symantec Corporation, which were approved by Symantec's Board of Directors at its meeting earlier today. The Bylaws were amended to provide that the directors are elected by a majority of the votes cast – please see Article II, Section 2.1 of the Bylaws.

Please do not hesitate to contact me should you have any questions or would like to discuss. Thank you in advance for your time and consideration of withdrawing Mr. Steiner's stockholder proposal "Directors to be Elected by Majority Vote".

Kind regards,
Simona

Simona B. Katcher
Corporate Counsel
Symantec Corporation
www.symantec.com

Office: (650) 527-5098
Mobile: (415) 279-1234
simona_katcher@symantec.com


symantec.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, April 16, 2010 8:36 PM
To: Scott Taylor (Legal)
Cc: Greg King (Legal); Simona Katcher
Subject: Rule 14a-8 Proposal (SYMC)

Mr. Taylor
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

cc: Kenneth Steiner

BYLAWS OF
SYMANTEC CORPORATION
(A DELAWARE CORPORATION)
(as amended and restated on May 4, 2010)

ARTICLE I
STOCKHOLDERS

Section 1.1. Annual Meetings. An annual meeting of stockholders shall be held for the election of directors at such date, time and place, either within or without the State of Delaware, as the Board of Directors shall each year fix. Any other proper business may be transacted at the annual meeting.

Section 1.2. Special Meetings.

(a) Special meetings of stockholders for any purpose or purposes may be called at any time by the Chairman of the Board, the President or the Board of Directors. Special meetings may not be called by any other person or persons, except as provided in Section 1.2(b) below.

(b) Special meetings of the stockholders of the Corporation shall be called by the Board of Directors upon written request to the Secretary of the Corporation of one or more stockholders representing in the aggregate not less than twenty five percent (25%) of the outstanding shares entitled to vote on the matter or matters to be brought before the proposed special meeting. A request to the Secretary of the Corporation shall be signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting and shall be accompanied by a notice setting forth the information required by subparagraph (a)(ii) of Section 1.12 of this Article as to the business proposed to be conducted and any nominations proposed to be presented at such special meeting and as to the stockholder(s) proposing such business or nominations, and by a representation by the stockholder(s) that within five (5) business days after the record date for any such special meeting it will provide such information as of the record date for such special meeting. A special meeting requested by stockholders shall be held at such date, time and place within or without the State of Delaware as may be fixed by the Board of Directors; provided, however, that the date of any such special meeting shall not be more than ninety (90) days after the request to call the special meeting is received by the Secretary of the Corporation. Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if either (a) the Board of Directors has called or calls for an annual meeting of stockholders to be held within ninety (90) days after the Secretary of the Corporation receives the request for the special meeting and the Board of Directors determines in good faith that the business of such annual meeting includes (among any other matters properly brought before the annual meeting) the business specified in the request or (b) an annual or special meeting that included the business specified in the request (as determined in good faith by the Board of Directors) was held not more than ninety (90) days before the request to call the special meeting was received by the Secretary of the Corporation. A stockholder may revoke a request for a special meeting at any time by written revocation delivered to the Secretary of the Corporation, and if such revoking stockholder had joined with other stockholders to submit the request for a special meeting pursuant to this subparagraph (b), and if the remaining unrevoked requests from stockholders joining in such request represent less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the Board of Directors, in its discretion, may refrain from calling the special meeting or cancel the special meeting, as the case may be. Business transacted at a special meeting requested by stockholders shall be limited to the purpose(s) stated in the request for meeting, provided, however, that the Board of Directors shall have the authority in its discretion to submit additional matters to the stockholders, and to cause other business to be transacted, at any special meeting requested by stockholders.

(c) Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. The chairman of the meeting shall have the power and duty to determine whether a nomination or any other business brought before a special meeting was made in accordance with the procedures set forth in this section, and, if any nomination or other business is not in compliance with this section (including if the stockholder does not provide the information that it represents it will provide under this section to the Corporation within five business days following the record date for the meeting), to declare that such defective nomination or proposal shall be disregarded, notwithstanding that proxies in respect of such matters may have been received.

Section 1.3. Notice of Meetings. Written notice of all meetings of stockholders shall be given stating the place, date and time of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the Certificate of Incorporation of the Corporation, such notice shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 1.4. Adjournments. Any meeting of stockholders may adjourn from time to time to reconvene at the same or another place, and notice need not be given of any such adjourned meeting if the time, date and place thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting the Corporation may transact any business that might have been transacted at the original meeting.

Section 1.5. Quorum. At each meeting of stockholders, the holders of a majority of the shares of stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for the transaction of business, except if otherwise required by law. If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting may adjourn the meeting. Shares of the Corporation's stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any other corporation to vote any of the Corporation's stock held by it in a fiduciary capacity.

Section 1.6. Organization. Meetings of stockholders shall be presided over by such person as the Board of Directors may designate, or, in the absence of such a person, the Chairman of the Board, or, in the absence of such person, the President of the Corporation, or, in the absence of such person, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting. Such person shall be chairman of the meeting and shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to him or her to be in order. The Secretary of the Corporation shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7. Voting; Proxies. Unless otherwise provided by law or the Certificate of Incorporation, and subject to the provisions of Section 1.8 of these Bylaws, each stockholder shall be entitled to one vote for each share of stock held by such stockholder. Each stockholder entitled to vote at a meeting of stockholders, or to express consent or dissent to corporate action in writing without a meeting, may authorize another person or persons to act for such stockholder by proxy. If a vote is to be taken by written ballot, each such ballot shall state the name of the stockholder or proxy voting and such other information as the chairman of the meeting deems appropriate. At all meetings of stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. All other elections or questions, unless otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, shall be decided by the affirmative vote of the holders of a majority of the shares of stock entitled to vote thereon that are present in person or represented by proxy at the meeting.

Section 1.8. Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If no record date is fixed by the Board of Directors, then the record date shall be as provided by law. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 1.9. List of Stockholders Entitled to Vote. A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder, shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list may also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

Section 1.10. Action by Consent of Stockholders. Unless otherwise provided in the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of

Delaware, its principal place of business, or any officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board of Directors adopts the resolution taking such prior action.

Section 1.11. Inspectors of Elections.

(a) Applicability. Unless otherwise provided in the Corporation's Certificate of Incorporation or required by the Delaware General Corporation Law, the following provisions of this Section 1.11 shall apply only if and when the Corporation has a class of voting stock that is: (i) listed on a national securities exchange; (ii) authorized for quotation on an interdealer quotation system of a registered national securities association; or (iii) held of record by more than 2,000 stockholders; in all other cases, observance of the provisions of this Section 1.11 shall be optional and at the discretion of the Corporation.

(b) Appointment. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting.

(c) Inspector's Oath. Each inspector of election, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability.

(d) Duties of Inspectors. At a meeting of stockholders, the inspectors of election shall (i) ascertain the number of shares outstanding and the voting power of each share, (ii) determine the shares represented at a meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by the inspectors and (v) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

(e) Opening and Closing of Polls. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced by the inspectors at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery upon application by a stockholder shall determine otherwise.

(f) Determinations. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in connection with proxies in accordance with Section 212(c)(2) of the Delaware General Corporation Law, the ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons that represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification of their determinations pursuant to this Section 1.11 shall specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors' belief that such information is accurate and reliable.

Section 1.12. Notice of Stockholder Business; Nominations.

(a) Annual Meeting of Stockholders.

(i) Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the stockholders shall be made at an annual meeting of stockholders (A) pursuant to the Corporation's notice of such meeting, (B) by or at the direction of the Board of Directors or (C) by any stockholder of the Corporation who was a stockholder of record at the time of giving of the notice provided for in this Section 1.12, who is entitled to vote at such meeting and who complies with the notice procedures set forth in this Section 1.12.

(ii) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (C) of subparagraph (a)(i) of this Section 1.12, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice must be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder, to be timely, must be so delivered not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. Such stockholder's notice shall set forth: (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (1) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (2) the class and number of shares of the Corporation that are owned beneficially and held of record by such stockholder and such beneficial owner.

(iii) Notwithstanding anything in the second sentence of subparagraph (a)(ii) of this Section 1.12 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased board of directors at least seventy (70) days prior to the first anniversary of the preceding year's annual meeting (or, if the annual meeting is held more than thirty (30) days before or sixty (60) days after such anniversary date, at least seventy (70) days prior to such annual meeting), a stockholder's notice required by this Section 1.12 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive office of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of such meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of such meeting (i) by or at the direction of the Board of Directors or (ii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice of the special meeting, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 1.12. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by subparagraph (a)(ii) of this Section 1.12 shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not earlier than the ninetieth (90th) day prior to such special meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

(c) General.

(i) Only such persons who are nominated in accordance with the procedures set forth in this Section 1.12 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.12. Except as otherwise provided by law or these Bylaws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 1.12 and, if any proposed nomination or business is not in compliance herewith, to declare that such defective proposal or nomination shall be disregarded.

(ii) For purposes of this Section 1.12, the term "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to sections 13, 14 or 15(d) of the Exchange Act.

(iii) Notwithstanding the foregoing provisions of this Section 1.12, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 1.12 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

ARTICLE II
BOARD OF DIRECTORS

Section 2.1. Number; Qualifications; Election by Stockholders. The Board of Directors shall consist of one or more members. The initial number of directors shall be one, and thereafter shall be fixed from time to time by resolution of the Board of Directors. Directors need not be stockholders. Except as provided in Section 2.2 of this Article, each nominee for director shall be elected director by the affirmative vote of the majority of the votes cast with respect to such nominee at any meeting for the election of directors at which a quorum is present; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Article I, Section 1.12 of these Bylaws and (ii) such nomination has not been withdrawn by such stockholder on or before the tenth day before the Corporation first mails its notice of meeting for such meeting to the stockholders. For purposes of this Section, election by "the affirmative vote of the majority of the votes cast" means the votes cast "for" a nominee's election must exceed the votes cast "against" that nominee's election. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

Section 2.2. Election; Resignation; Removal; Vacancies. The Board of Directors shall initially consist of the person or persons elected by the incorporator. Each director shall hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified, or until his or her earlier resignation or removal. Any director may resign at any time upon written notice to the Corporation. Subject to the rights of any holders of Preferred Stock then outstanding, (i) any director or the entire Board of Directors may be removed, with or without cause, by the holders or a majority of the shares then entitled to vote at an election of directors, and (ii) any vacancy occurring in the Board of Directors for any cause, and any newly created directorship resulting from any increase in the authorized number of directors to be elected by all stockholders having the right to vote as a single class, may be filled by the stockholders, by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 2.3. Regular Meetings. Regular meetings of the Board of Directors may be held at such places, within or without the State of Delaware, and at such times as the Board of Directors may from time to time determine. Notice of regular meetings need not be given if the date, times and places thereof are fixed by resolution of the Board of Directors.

Section 2.4. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the President or a majority of the members of the Board of Directors then in office and may be held at any time, date or place, within or without the State of Delaware, as the person or persons calling the meeting shall fix. Notice of the time, date and place of such meeting shall be given, orally or in writing, by the person or persons calling the meeting to all directors at least four days before the meeting if the notice is mailed, or at least twenty-four hours before the meeting if such notice is given by telephone, hand delivery, telegram, telex, mailgram, facsimile or similar communication method. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting.

Section 2.5. Telephonic Meetings Permitted. Members of the Board of Directors, or any committee of the Board, may participate in a meeting of the Board or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to conference telephone or similar communications equipment shall constitute presence in person at such meeting.

Section 2.6. Quorum; Vote Required for Action. At all meetings of the Board of Directors a majority of the total number of authorized directors shall constitute a quorum for the transaction of business. Except as otherwise provided herein or in the Certificate of Incorporation, or required by law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 2.7. Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, or in his or her absence by the President, or in his or her absence by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8. Written Action by Directors. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 2.9. Powers. The Board of Directors may, except as otherwise required by law or the Certificate of Incorporation, exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

Section 2.10. Compensation of Directors. Directors, as such, may receive, pursuant to a resolution of the Board of Directors, fees and other compensation for their services as directors, including, without limitation, their services as members of committees of the Board of Directors.

ARTICLE III
COMMITTEES

Section 3.1. Committees. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any Meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meetings and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in a resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority in reference to amending the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors as provided in subsection (a) of Section 151 of the Delaware General Corporation Law, fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution and distribution of assets of the Corporation, or the conversion into, or the exchange of such shares for, shares of any other class classes or any other series of the same or any other class or classes of stock of the Corporation, or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation under Sections 251 or 252 of the Delaware General Corporation Law, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the Bylaws of the Corporation; and unless the resolution of the Board of Directors expressly so provides, no such committee shall have the power or authority to declare a dividend, authorize the issuance of stock or adopt a certificate of ownership and merger pursuant to section 253 of the Delaware General Corporation Law.

Section 3.2. Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these Bylaws.

ARTICLE IV
OFFICERS

Section 4.1 Generally. The officers of the Corporation shall consist of a President, one or more Vice Presidents, a Secretary, a Treasurer and such other officers, including a Chairman of the Board of Directors and/or Chief Financial Officer, as may from time to time be appointed by the Board of Directors. Officers shall be elected by the Board of Directors. Each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any number of offices may be held by the same person. Any officer may resign at any time upon written notice to the Corporation. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board of Directors.

Section 4.2. Chairman of the Board. The Chairman of the Board shall have the power to preside at all meetings of the Board of Directors and shall have such other powers and duties as the Board of Directors may from time to time prescribe.

Section 4.3. President. Unless otherwise designated by the Board of Directors, the President shall be the chief executive officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board of Directors, he or she shall have the responsibility for the general management and control of the business and affairs of the Corporation and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to him or her by the Board of Directors. He or she shall have general supervision and direction of all of the officers, employees and agents of the Corporation.

Section 4.4. Vice President. Each Vice President shall have all such powers and duties as are commonly incident to the office of Vice President, or that are delegated to him or her by the Board of Directors or the President. A Vice President may be designated by the Board to perform the duties and exercise the powers of the President in the event of the President's absence or disability.

Section 4.5. Chief Financial Officer. Subject to the direction of the Board of Directors and the President, the Chief Financial Officer shall perform all duties and have all powers that are commonly incident to the office of chief financial officer.

Section 4.6. Treasurer. The Treasurer shall have custody of all monies and securities of the Corporation. He or she shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions. The Treasurer shall also perform such other duties and have such other powers as are commonly incident to the office of Treasurer, or as the Board of Directors or the President may from time to time prescribe.

Section 4.7. Secretary. The Secretary shall issue or cause to be issued all authorized notices for, and shall keep, or cause to be kept, minutes of all meetings of the stockholders and the Board of Directors. He or she shall have charge of the corporate books and records and shall perform such other duties and have such other powers as are commonly incident to the office of Secretary, or as the Board of Directors or the President may from time to time prescribe.

Section 4.8. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

Section 4.9. Removal. Any officer of the Corporation may be removed at any time, with or without cause, by the Board of Directors. Such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation.

ARTICLE V
STOCK

Section 5.1. Certificates. Every holder of stock shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board of Directors, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation, certifying the number of shares owned by such stockholder in the Corporation. Any or all of the signatures on the certificate may be a facsimile.

Section 5.2. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 5.3. Other Regulations. The issue, transfer, conversion and registration of stock certificates shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE VI
INDEMNIFICATION

Section 6.1. Indemnification of Officers and Directors. Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation (including any constituent corporation absorbed in a merger) or is or was serving at the request of the Corporation (including any such constituent corporation) as a director or officer of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the Delaware General Corporation Law, against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the Corporation shall indemnify any such person seeking indemnity in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

Section 6.2. Advance of Expenses. The Corporation shall pay all expenses incurred by such a director or officer in defending any such proceeding as they are incurred in advance of its final disposition; provided, however, that if the Delaware General Corporation Law then so requires, the payment of such expenses incurred by a director or officer in advance of the final disposition of such proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this Article VI or otherwise; and provided further that the Corporation shall not be required to advance any expenses to a person against whom the Corporation brings a claim, in a proceeding, alleging that such person has breached his or her duty of loyalty to the Corporation, committed an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, or derived an improper personal benefit from a transaction; and provided further that the Corporation shall not be obligated to advance expenses incurred by a director or officer in defending any proceeding if: (i) members of the Board of Directors consisting of those who are not parties to the proceeding for which indemnification is sought, even though less than a quorum, or (ii) independent legal counsel, selected by the indemnified director or officer and approved by the Board of Directors, which approval may not be unreasonably withheld, or (iii) a panel of arbitrators (one of whom is selected by the Corporation, another of whom is selected by the indemnified director or officer and the last of whom is selected by the first two arbitrators so selected), determines in good faith, that the facts known to them at the time such determination is made demonstrate clearly and convincingly that such director or officer acted in bad faith.

Section 6.3. Non-Exclusivity of Rights. The rights conferred on any person in this Article VI shall not be exclusive of any other right that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaw, agreement, vote or consent of stockholders or disinterested directors or otherwise.

Section 6.4. Indemnification Contracts. The Board of Directors is authorized to cause the Corporation to enter into a contract with any director, officer or employee of the Corporation, or any person serving at the request of the Corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than, those provided for in this Article VI.

Section 6.5. Insurance. The Corporation shall maintain insurance, at its expense, to the extent it determines such to be reasonably available, to protect itself, its directors and officers, and any other persons the Board of Directors may select, against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Section 6.6. Effect of Amendment. Any amendment, repeal or modification of any provision of this Article VI shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this Article VI and existing at the time of such amendment, repeal or modification.

ARTICLE VII
NOTICES

Section 7.1. Notice. Except as otherwise specifically provided herein or required by law, all notices required to be given pursuant to these Bylaws shall be in writing and may in every instance be effectively given by hand delivery (including use of a delivery service), by depositing such notice in the mail, postage prepaid, or by sending such notice by prepaid telegram, telex, mailgram or facsimile. Any such notice shall be addressed to the person to whom notice is to be given at such person's address as it appears on the records of the Corporation. The notice shall be deemed given (i) in the case of hand delivery, when received by the person to whom notice is to be given or by any person accepting such notice on behalf of such person, (ii) in the case of delivery by mail, when deposited in the mail, and (iii) in the case of delivery via telegram, mailgram, telex, or facsimile, when dispatched.

Section 7.2. Waiver of Notice. Any written waiver of notice, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

ARTICLE VIII
INTERESTED DIRECTORS

Section 8.1. Interested Directors; Quorum. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof that authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose if: (i) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE IX
MISCELLANEOUS

Section 9.1. Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

Section 9.2. Seal. The Board of Directors may provide for a corporate seal, which shall have the name of the Corporation inscribed thereon and shall otherwise be in such form as may be approved from time to time by the Board of Directors.

Section 9.3. Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

Section 9.4. Reliance Upon Books and Records. A member the Board of Directors, shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or reports made to the Corporation by any of its officers, or by an independent certified public accountant, or by an appraiser selected with reasonable care by the Board of Directors or by any such committee, or in relying in good faith upon other records of the Corporation.

Section 9.5. Certificate of Incorporation Governs. In the event of any conflict between the provisions of the Corporation's Certificate of Incorporation and Bylaws, the provisions of the Certificate of Incorporation shall govern.

Section 9.6. Severability. If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Corporation's Certificate of Incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation) shall remain in full force and effect.

ARTICLE X
AMENDMENT

Section 10.1. Amendments. Shareholders of the Corporation holding a majority of the Corporation's outstanding voting stock shall have the power to adopt, amend or repeal Bylaws. The Board of Directors of the Corporation shall also have the power to adopt, amend or repeal Bylaws of the Corporation, except as such power may be expressly limited by Bylaws adopted by the shareholders.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, May 04, 2010 7:06 PM
To: Simona Katcher
Subject: Re: Rule 14a-8 Proposal (SYMC)

Dear Ms. Katcher, Thank you for forwarding the revised bylaws. How long could a director remain in office if he does not obtain a majority vote in an election in which a majority vote is required.
Sincerely,
John Chevedden
cc: Kenneth Steiner

From: Simona Katcher [Simona_Katcher@symantec.com]
Sent: Tuesday, May 04, 2010 7:56 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (SYMC)
Attachments: SYMC Corporate Governance Standards (05.04.10).pdf

Good evening, Mr. Chevedden.

Thank you for your e-mail.

In response to your question below: If an incumbent director fails to receive the required vote for re-election, and the Board accepts the director's resignation, the director's resignation will be effective upon the earlier of (i) the Board's acceptance of such resignation or (ii) the 90th day after certification of the election results of the meeting. Please refer to Section A.4. of Symantec's Corporate Governance Standards, as amended and restated on May 4, 2010 (attached is a copy for your convenience).

I hope this answers your question. Please do not hesitate to contact me should you have any additional questions.

Kind regards,
Simona

From: olmsted [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, May 04, 2010 7:06 PM
To: Simona Katcher
Subject: Re: Rule 14a-8 Proposal (SYMC)

Dear Ms. Katcher, Thank you for forwarding the revised bylaws. How long could a director remain in office if he does not obtain a majority vote in an election in which a majority vote is required.
Sincerely,
John Chevedden
cc: Kenneth Steiner

CORPORATE GOVERNANCE STANDARDS OF THE BOARD OF DIRECTORS OF SYMANTEC CORPORATION
adopted January 19, 2004
(as amended and restated on May 4, 2010)

The Board of Directors of Symantec Corporation represents the interests of the stockholders in perpetuating a successful business and optimizing long term stockholder value. The Board is responsible for ensuring that the Corporation is managed in a manner that is designed to serve those interests. The Board's responsibility is to review the Corporation's strategy, monitor corporate performance relative to that strategy, select the CEO of the Corporation, review the performance and compensation of the CEO, plan for the succession of the CEO, ensure compliance with laws and accounting principles and assess the performance of the Board itself. These are active, not passive, responsibilities. The execution of the Corporation's strategy and day to day management of the Corporation's business is the responsibility of the Corporation's management. These Corporate Governance Standards have been developed and adopted by the Board and are to be reviewed by the Board at least annually.

A. Selection and Qualifications of Board Members

1. Board Membership Criteria

The Nominating and Governance Committee is responsible for reviewing, on an annual basis, the appropriate skills and characteristics required of Members of the Board of Directors in the context of the composition of the Board and the stage of the business of the Corporation. This assessment should include issues of diversity, age, background and relevant skills, such as understanding of the computer software industry, consumer and enterprise marketing expertise, international business experience and financial management and accounting expertise. Any candidate to be considered for a position as a Member of the Board of Directors shall (a) be an experienced person with strong business, technical and/or other skills relevant to the Corporation's business, (b) have demonstrated the highest levels of ethics, integrity and values, and (c) be willing to commit to diligently represent the long-term interests of the Corporation's stockholders in good faith.

2. Limitations On Other Activities

It is the policy of the Board that given the demands of the duties undertaken by Directors, Directors should limit their participation in the boards of directors of other public companies in order to ensure sufficient attention and availability to the Corporation's business. However, the Board recognizes that the demands of such participation may vary substantially, and does not believe that any specific numerical limits on such participation are appropriate, so long as Directors maintain sufficient attention and availability to fulfill their duties to the Corporation.

3. Selection of New Directors

The Board itself is responsible for selecting its own members and for recommending them for election by the stockholders. The Board has delegated the screening process involved to the Nominating and Governance Committee, with direct input from the Chairman of the Board and the Chief Executive Officer. The invitation to join the Board should be extended on behalf of the Board by the Chairman of the Nominating and Governance Committee and by the Chief Executive Officer.

4. Majority Vote Standard

The Company's Bylaws provide that directors are elected by a majority of the votes cast. To effectuate this policy with regard to incumbent directors, the Board will not nominate an incumbent director for re-election unless prior to such nomination the director has agreed to promptly tender a resignation if such director fails to receive a sufficient number of votes for re-election at the stockholder meeting with respect to which such nomination is made. Such resignation will be effective upon the earlier of (i) the Board's acceptance of such resignation or (ii) the 90th day after certification of the election results of the meeting; provided, however, that prior to the effectiveness of such resignation the Board may reject such resignation and permit the director to withdraw such resignation.

If an incumbent director fails to receive the required vote for re-election, the Nominating and Governance Committee shall act on an expedited basis to determine whether to accept or reject the director's resignation and will submit such recommendation for prompt consideration by the Board. The Board intends to act promptly on the Committee's recommendation and will decide to accept or reject such resignation and publicly disclose its decision within 90 days from the date of certification of the election results. The Nominating and Governance Committee and the Board may consider such factors they deem relevant in deciding whether to accept or reject a resignation tendered in accordance with this policy. The Board expects a director whose resignation is under consideration to abstain from participating in any decision regarding the resignation.

5. Evaluation of Performance of Board Members.

It is the policy of the Board that it is appropriate for the performance of the Board as whole and Directors individually to be evaluated periodically. The Nominating and Governance Committee shall consider appropriate methods for such evaluations.

6. Director Orientation and Continuing Education.

The Corporation will conduct appropriate orientation programs for newly elected directors of the Corporation, including presentations by senior management, to familiarize new directors with the Corporation's strategic plans; significant financial, accounting and risk management issues; and Code of Business Conduct. In addition, the Corporation supports continuing director education and regularly identifies programs for attendance by members of the Board.

B. Board Leadership

1. Roles of Chairman and CEO

It is the current policy of the Board that the roles of the Chief Executive Officer and Chairman of the Board need not be separate.

2. Responsibility of Chairman

It is the responsibility of the Chairman to chair the meetings of the Board, to determine the agenda for Board meetings (in consultation with the Lead Independent Director), to call extraordinary meetings of the Board when he or she deems it appropriate and to perform such additional responsibilities as the Board may designate from time to time.

3. Lead Independent Director

To the extent that the Corporation's Chief Executive Officer also serves as Chairman or if the Chairman is an insider, the independent Directors shall choose one independent Director to serve as the Lead Independent Director. The Lead Independent Director shall chair any Executive Sessions of independent Directors, determine the agenda for Executive Sessions of independent Directors, and call extraordinary meetings of the independent Directors when he or she deems it appropriate. The Lead Independent Director shall also act as chair at any meetings of the Board that the Chairman is unable to attend. The Lead Independent Director shall also serve as a member of the Nominating and Governance Committee.

C. Board Composition and Compensation

1. Size of Board

The Board believes that the appropriate size of the Board is approximately ten members, with such variations as the Board deems appropriate from time to time. The Board is willing to increase its size to accommodate the addition of outstanding candidates.

2. Mix of Inside and Independent Directors

It is the policy of the Board that a majority of the members of the Board should be "independent" Directors—directors who are not employees of the Corporation. The Board is willing to have members of Management, in addition to the Chief Executive Officer, serve as Directors, but believe that such instances should be limited to special circumstances such as to facilitate the integration of companies in a business combination with the Corporation.

3. Independence of Independent Directors

It is the Board's policy that its independent Directors should be independent. For this purpose, "independent" means they have no present or recent employment relationship with the Corporation and no significant financial or personal relationship to the Management or the Corporation other than share ownership and normal director compensation.

4. Board Compensation

The Compensation Committee will evaluate the compensation to be paid to members of the Board of Directors and will develop a recommendation to the whole Board on an annual basis. It is the policy of the Board that such compensation may be paid in cash, equity or a mixture thereof, with specifics to be determined based on relevant factors such as current market conditions, best practices and common practices among similar businesses.

5. Ownership of Stock

It is the policy of the Board that ownership by Directors of the Corporation's stock is desirable to align the interests of the Directors with those of the shareholders of the Corporation. The Nominating and Governance Committee will oversee the establishment of standards for such ownership from time to time.

6. Conflicts of Interest

The Board recognizes that, given the diverse personal and business interests of its independent Directors, some of whom are active in the same computer industry segments in which the Corporation does business, there may be occasions when actual or potential conflicts of interest arise between the Corporation and an independent Director by virtue of the Director's personal or business interests. In those instances, it is the policy of the Board that such interests shall be fully disclosed to the Board, and the affected Director will be excused from those meetings of the Board, or portions thereof, where the matter in conflict is discussed or voted upon. In the event that a Director becomes aware of a situation which presents the potential for a conflict of interest, the Director is encouraged to discuss the matter with the Chairman of the Board and the Chairman of the Nominating and Governance Committee.

7. Changes in Circumstances

The Board should consider whether a change in an individual's professional responsibilities directly or indirectly impacts that person's ability to fulfill directorship obligations. To facilitate the Board's consideration, all Directors shall submit a resignation as a matter of course upon retirement, a change in employer, or other significant change in their professional roles and responsibilities. Such resignation may be accepted or rejected in the discretion of the Board.

8. Election of Directors/Term Limits

All Directors are elected annually for one year terms. The Board does not believe that it should establish term limits. While term limits could help to ensure that there are fresh viewpoints available to the Board, they also have the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Corporation and its operations and, therefore, provide an increasing contribution to the Board as a whole. There is no mandatory retirement age.

9. Board's Interaction with Institutional Investors, Press, Etc.

It is the policy of the Board that Management should speak for the Corporation except in extraordinary circumstances determined by the Board. Individual Directors may, from time to time at the request of Management, meet or otherwise communicate with various constituencies, such as institutional investors, the press and customers of the Corporation, on matters relating to the Corporation. If comments from the Board are appropriate, they should, in most circumstances, come from the Chairman of the Board.

D. Board Relationship to Senior Management

1. Access to Senior Management

Directors are free to contact members of the Corporation's Management and are encouraged to coordinate their contacts with the Chief Executive Officer, Chief Operating Officer, President, Chief Financial Officer, Executive Vice President of Human Resources, Vice President, Finance, General Counsel or Secretary. Furthermore, the Board encourages the Chief Executive Officer to, from time to time, bring into Board meetings members of Management or other employees who (a) can provide additional insight into the matters being discussed because of personal involvement in those areas, and/or (b) represent individuals with future management potential that the Chief Executive Officer believes should be given exposure to the Board.

2. Succession Planning

The Nominating and Governance Committee will ensure that Management addresses with the Board its plans for management development and succession planning. For the Chief Executive Officer, the Board will review at least annually the plans for long-term succession as well as the recommendation of a successor for the Chief Executive Officer should the Chief Executive Officer unexpectedly become unable to continue in that capacity.

3. CEO Performance Evaluation

At least once per year, the Nominating and Governance Committee will ensure that the independent Directors conduct an evaluation of the performance of the Chief Executive Officer.

Based on the findings made in the evaluation by the Board and such other considerations as deemed appropriate, the Compensation Committee may recommend changes in the Chief Executive Officer's compensation. Any changes in the compensation for the Chief Executive Officer will be approved by the independent Directors.

4. Separate Meetings of Independent Directors

In addition to meeting separately to evaluate the performance of the Chief Executive Officer, the independent Directors may meet separately on such other occasions as the independent Directors deem appropriate. If they deem it appropriate, the independent Directors may, at the Corporation's expense, also retain legal counsel or other advisors to advise them on matters as to which Management may have a conflict of interest.

E. Meeting Procedures

1. Frequency of Meetings

Unless otherwise determined by the Board, the Board will have at least five regularly scheduled meetings per year, one of which will, to the extent feasible, be a multi-day "off site" meeting. The Board may schedule such special meetings as it deems appropriate.

2. Setting of Agenda for Board Meetings

The Chairman of the Board, in consultation with the Lead Independent Director, will establish the agenda for each Board meeting.

3. Board Materials Distributed in Advance

To the extent possible, concise summaries of information and background material that is important to the Board's understanding of the business and matters to be considered at Board meetings should be distributed in writing to the Board sufficiently in advance of Board meetings for the Directors to review and consider them.

4. Executive Sessions of Independent Directors

The independent Directors will meet in executive session, with only the independent Directors in attendance, for a portion of each regularly scheduled meeting of the Board.

5. Annual Operating Plan

Prior to the beginning of each fiscal year of the Corporation, Management will prepare and submit to the Board for approval a detailed operating plan and budget for the fiscal year. Any significant deviations from the operating plan and budget will be submitted to the Board for approval.

F. Committee Matters

1. Establishment of Committees

The Board will maintain at least three standing committees, an Audit Committee, a Compensation Committee and a Nominating and Governance Committee, and may establish such additional committees as the Board determines to be appropriate from time to time. The Audit Committee will consist of at least three members, each of whom qualify as "independent" Directors under applicable rules and one of whom shall qualify as a financial expert under applicable rules. The Compensation Committee will consist of at least three members, all of whom qualify as "outside" directors as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended, and as "non-employee" directors as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended. The Nominating and Governance Committee will consist of at least three members, each of whom qualify as "independent" Directors under applicable rules, and one of whom will be the Lead Independent Director.

2. Committee Resources

The Corporation shall provide Committees with appropriate resources with which to carry out their responsibilities, including, but not limited to, sufficient funds to retain and consult with such outside technical, management, legal, financial, accounting and other experts as the Committees deem appropriate in the exercise of their reasonable business judgment.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, May 05, 2010 1:08 PM
To: Simona Katcher
Subject: Re: Rule 14a-8 Proposal (SYMC)

Dear Ms. Katcher, Thank you for the additional information. How are shareholders aware of the Corporate Governance Standards.
Sincerely,
John Chevedden
cc: Kenneth Steiner

From: Simona Katcher [Simona_Katcher@symantec.com]
Sent: Wednesday, May 05, 2010 1:12 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (SYMC)

Good afternoon, Mr. Chevedden.

Symantec's Corporate Governance Standards are located on our website: http://investor.symantec.com/phoenix.zhtml?c=89422&p=irol-govhighlights. Also, we discuss them in our proxy statement: http://www.sec.gov/Archives/edgar/data/849399/000095012309028369/f53004dedef14a.htm.

Please do not hesitate to contact me should you have any additional questions.

Kind regards,
Simona

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, May 05, 2010 1:08 PM
To: Simona Katcher
Subject: Re: Rule 14a-8 Proposal (SYMC)

Dear Ms. Katcher, Thank you for the additional information. How are shareholders aware of the Corporate Governance Standards.
Sincerely,
John Chevedden
cc: Kenneth Steiner

From: Simona Katcher [Simona_Katcher@symantec.com]
Sent: Thursday, May 06, 2010 4:06 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (SYMC)

Good afternoon, Mr. Chevedden.

I am just following up to see if you had any additional questions.

Kind regards,
Simona

From: Simona Katcher
Sent: Wednesday, May 05, 2010 1:12 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (SYMC)

Good afternoon, Mr. Chevedden.

Symantec's Corporate Governance Standards are located on our website:
http://investor.symantec.com/phoenix.zhtml?c=89422&p=irol-govhighlights. Also, we discuss them in our proxy statement: http://www.sec.gov/Archives/edgar/data/849399/000095012309028369/f53004dedef14a.htm.

Please do not hesitate to contact me should you have any additional questions.

Kind regards,
Simona

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, May 05, 2010 1:08 PM
To: Simona Katcher
Subject: Re: Rule 14a-8 Proposal (SYMC)

Dear Ms. Katcher, Thank you for the additional information. How are shareholders aware of the Corporate Governance Standards.
Sincerely,
John Chevedden
cc: Kenneth Steiner

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, May 06, 2010 8:37 PM
To: Simona Katcher
Subject: Rule 14a-8 Proposal (SYMC)

Dear Ms. Katcher, I will check further this weekend.
Sincerely,
John Chevedden
cc: Kenneth Steiner

From: Simona Katcher [Simona_Katcher@symantec.com]
Sent: Monday, May 10, 2010 4:19 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (SYMC)

Good afternoon, Mr. Chevedden.

I just want to thank you for your time in reviewing our amended Bylaws and Corporate Governance Standards, which both now include provisions regarding majority voting. I hope the copies of the Bylaws and Corporate Governance Standards and my answers to your questions over the past week have been helpful in your analysis.

Please be advised that we are preparing to file a no-action request letter with the Securities and Exchange Commission tomorrow, May 11, 2010, due to the time restraints under Rule 14a-8(j). We would be pleased to not file the no-action request letter, if you are willing to withdraw the stockholder proposal. We would appreciate it if you were to kindly advise us if you are willing to withdraw the stockholder proposal by tomorrow.

Again, please do not hesitate to contact me should you have any additional questions or would like to discuss the proposal, our amended Bylaws or amended Corporate Governance Standards.

Thank you in advance. I look forward to hearing from you.

Kind regards,
Simona

Simona B. Katcher
Corporate Counsel
Symantec Corporation
www.symantec.com

Office: (650) 527-5098
Mobile: (415) 279-1234
simona_katcher@symantec.com


symantec.

Confidence in a connected world.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, May 10, 2010 9:16 PM
To: Simona Katcher
Subject: Rule 14a-8 Proposal (SYMC)

Dear Ms. Katcher, We appreciate the progress that the company has made regarding the majority vote standard for election of directors. The Council of Institutional Investors Corporate Governance Policies seems to have a higher standard:
"But any director who does not receive the majority of votes cast should leave the board as soon as practicable."
Sincerely,
John Chevedden
cc: Kenneth Steiner

Attachment B

The Company Amendment

EX-3.01 2 f55675exv3w01.htm EX-3.01

Exhibit 3.01

BYLAWS OF
SYMANTEC CORPORATION
(A DELAWARE CORPORATION)

(as amended and restated on May 4, 2010)

ARTICLE I
STOCKHOLDERS

Section 1.1. Annual Meetings. An annual meeting of stockholders shall be held for the election of directors at such date, time and place, either within or without the State of Delaware, as the Board of Directors shall each year fix. Any other proper business may be transacted at the annual meeting.

Section 1.2. Special Meetings.

(a) Special meetings of stockholders for any purpose or purposes may be called at any time by the Chairman of the Board, the President or the Board of Directors. Special meetings may not be called by any other person or persons, except as provided in Section 1.2(b) below.

(b) Special meetings of the stockholders of the Corporation shall be called by the Board of Directors upon written request to the Secretary of the Corporation of one or more stockholders representing in the aggregate not less than twenty five percent (25%) of the outstanding shares entitled to vote on the matter or matters to be brought before the proposed special meeting. A request to the Secretary of the Corporation shall be signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting and shall be accompanied by a notice setting forth the information required by subparagraph (a)(ii) of Section 1.12 of this Article as to the business proposed to be conducted and any nominations proposed to be presented at such special meeting and as to the stockholder(s) proposing such business or nominations, and by a representation by the stockholder(s) that within five (5) business days after the record date for any such special meeting it will provide such information as of the record date for such special meeting. A special meeting requested by stockholders shall be held at such date, time and place within or without the State of Delaware as may be fixed by the Board of Directors; provided, however, that the date of any such special meeting shall not be more than ninety (90) days after the request to call the special meeting is received by the Secretary of the Corporation. Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if either (a) the Board of Directors has called or calls for an annual meeting of stockholders to be held within ninety (90) days after the Secretary of the Corporation receives the request for the special meeting and the Board of Directors determines in good faith that the business of such annual meeting includes (among any other matters properly brought before the annual meeting) the business specified in the request or (b) an annual or special meeting that included the business specified in the request (as determined in good faith by the Board of Directors) was held not more than ninety (90) days before the request to call the special meeting was received by the Secretary of the Corporation. A stockholder may revoke a request for a special meeting at any time by written revocation delivered to the Secretary of the Corporation, and if such revoking stockholder had joined with other stockholders to submit the request for a special meeting pursuant to this subparagraph (b), and if the remaining unrevoked requests from stockholders joining in such request represent less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the Board of Directors, in its discretion, may refrain from calling the special meeting or cancel the special meeting, as the case may be. Business transacted at a special meeting requested by stockholders shall be limited to the purpose(s) stated in the request for meeting, provided, however, that the Board of Directors shall have the authority in its discretion to submit additional matters to the stockholders, and to cause other business to be transacted, at any special meeting requested by stockholders.

(c) Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. The chairman of the meeting shall have the power and duty to determine whether a nomination or any other business brought before a special meeting was made in accordance with the procedures set forth in this section, and, if any nomination or other business is not in compliance with this section (including if the stockholder does not provide the information that it represents it will provide under this section to the Corporation within five business days following the record date for the meeting), to declare that such defective nomination or proposal shall be disregarded, notwithstanding that proxies in respect of such matters may have been received.

Section 1.3. Notice of Meetings. Written notice of all meetings of stockholders shall be given stating the place, date and time of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the Certificate of Incorporation of the Corporation, such notice shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 1.4. Adjournments. Any meeting of stockholders may adjourn from time to time to reconvene at the same or another place, and notice need not be given of any such adjourned meeting if the time, date and place thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting the Corporation may transact any business that might have been transacted at the original meeting.

Section 1.5. Quorum. At each meeting of stockholders, the holders of a majority of the shares of stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for the transaction of business, except if otherwise required by law. If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting may adjourn the meeting. Shares of the Corporation's stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any other corporation to vote any of the Corporation's stock held by it in a fiduciary capacity.

Section 1.6. Organization. Meetings of stockholders shall be presided over by such person as the Board of Directors may designate, or, in the absence of such a person, the Chairman of the Board, or, in the absence of such person, the President of the Corporation, or, in the absence of such person, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting. Such person shall be chairman of the meeting and shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to him or her to be in order. The Secretary of the Corporation shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7. Voting; Proxies. Unless otherwise provided by law or the Certificate of Incorporation, and subject to the provisions of Section 1.8 of these Bylaws, each stockholder shall be entitled to one vote for each share of stock held by such stockholder. Each stockholder entitled to vote at a meeting of stockholders, or to express consent or dissent to corporate action in writing without a meeting, may authorize another person or persons to act for such stockholder by proxy. If a vote is to be taken by written ballot, each such ballot shall state the name of the stockholder or proxy voting and such other information as the chairman of the meeting deems appropriate. At all meetings of stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. All other elections or questions, unless otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, shall be decided by the affirmative vote of the holders of a majority of the shares of stock entitled to vote thereon that are present in person or represented by proxy at the meeting.

Section 1.8. Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If no record date is fixed by the Board of Directors, then the record date shall be as provided by law. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 1.9. List of Stockholders Entitled to Vote. A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder, shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list may also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

Section 1.10. Action by Consent of Stockholders. Unless otherwise provided in the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of

Delaware, its principal place of business, or any officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board of Directors adopts the resolution taking such prior action.

Section 1.11. Inspectors of Elections.

(a) Applicability. Unless otherwise provided in the Corporation's Certificate of Incorporation or required by the Delaware General Corporation Law, the following provisions of this Section 1.11 shall apply only if and when the Corporation has a class of voting stock that is: (i) listed on a national securities exchange; (ii) authorized for quotation on an interdealer quotation system of a registered national securities association; or (iii) held of record by more than 2,000 stockholders; in all other cases, observance of the provisions of this Section 1.11 shall be optional and at the discretion of the Corporation.

(b) Appointment. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting.

(c) Inspector's Oath. Each inspector of election, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability.

(d) Duties of Inspectors. At a meeting of stockholders, the inspectors of election shall (i) ascertain the number of shares outstanding and the voting power of each share, (ii) determine the shares represented at a meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by the inspectors and (v) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

(e) Opening and Closing of Polls. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced by the inspectors at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery upon application by a stockholder shall determine otherwise.

(f) Determinations. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in connection with proxies in accordance with Section 212(c)(2) of the Delaware General Corporation Law, the ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons that represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification of their determinations pursuant to this Section 1.11 shall specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors' belief that such information is accurate and reliable.

Section 1.12. Notice of Stockholder Business; Nominations.

(a) Annual Meeting of Stockholders.

(i) Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the stockholders shall be made at an annual meeting of stockholders (A) pursuant to the Corporation's notice of such meeting, (B) by or at the direction of the Board of Directors or (C) by any stockholder of the Corporation who was a stockholder of record at the time of giving of the notice provided for in this Section 1.12, who is entitled to vote at such meeting and who complies with the notice procedures set forth in this Section 1.12.

(ii) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (C) of subparagraph (a)(i) of this Section 1.12, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice must be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder, to be timely, must be so delivered not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. Such stockholder's notice shall set forth: (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (1) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (2) the class and number of shares of the Corporation that are owned beneficially and held of record by such stockholder and such beneficial owner.

(iii) Notwithstanding anything in the second sentence of subparagraph (a)(ii) of this Section 1.12 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased board of directors at least seventy (70) days prior to the first anniversary of the preceding year's annual meeting (or, if the annual meeting is held more than thirty (30) days before or sixty (60) days after such anniversary date, at least seventy (70) days prior to such annual meeting), a stockholder's notice required by this Section 1.12 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive office of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of such meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of such meeting (i) by or at the direction of the Board of Directors or (ii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice of the special meeting, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 1.12. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by subparagraph (a)(ii) of this Section 1.12 shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not earlier than the ninetieth (90th) day prior to such special meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

(c) General.

(i) Only such persons who are nominated in accordance with the procedures set forth in this Section 1.12 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.12. Except as otherwise provided by law or these Bylaws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 1.12 and, if any proposed nomination or business is not in compliance herewith, to declare that such defective proposal or nomination shall be disregarded.

(ii) For purposes of this Section 1.12, the term "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to sections 13, 14 or 15(d) of the Exchange Act.

(iii) Notwithstanding the foregoing provisions of this Section 1.12, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 1.12 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

ARTICLE II
BOARD OF DIRECTORS

Section 2.1. Number; Qualifications; Election by Stockholders. The Board of Directors shall consist of one or more members. The initial number of directors shall be one, and thereafter shall be fixed from time to time by resolution of the Board of Directors. Directors need not be stockholders. Except as provided in Section 2.2 of this Article, each nominee for director shall be elected director by the affirmative vote of the majority of the votes cast with respect to such nominee at any meeting for the election of directors at which a quorum is present; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Article I, Section 1.12 of these Bylaws and (ii) such nomination has not been withdrawn by such stockholder on or before the tenth day before the Corporation first mails its notice of meeting for such meeting to the stockholders. For purposes of this Section, election by "the affirmative vote of the majority of the votes cast" means the votes cast "for" a nominee's election must exceed the votes cast "against" that nominee's election. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

Section 2.2. Election; Resignation; Removal; Vacancies. The Board of Directors shall initially consist of the person or persons elected by the incorporator. Each director shall hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified, or until his or her earlier resignation or removal. Any director may resign at any time upon written notice to the Corporation. Subject to the rights of any holders of Preferred Stock then outstanding, (i) any director or the entire Board of Directors may be removed, with or without cause, by the holders or a majority of the shares then entitled to vote at an election of directors, and (ii) any vacancy occurring in the Board of Directors for any cause, and any newly created directorship resulting from any increase in the authorized number of directors to be elected by all stockholders having the right to vote as a single class, may be filled by the stockholders, by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 2.3. Regular Meetings. Regular meetings of the Board of Directors may be held at such places, within or without the State of Delaware, and at such times as the Board of Directors may from time to time determine. Notice of regular meetings need not be given if the date, times and places thereof are fixed by resolution of the Board of Directors.

Section 2.4. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the President or a majority of the members of the Board of Directors then in office and may be held at any time, date or place, within or without the State of Delaware, as the person or persons calling the meeting shall fix. Notice of the time, date and place of such meeting shall be given, orally or in writing, by the person or persons calling the meeting to all directors at least four days before the meeting if the notice is mailed, or at least twenty-four hours before the meeting if such notice is given by telephone, hand delivery, telegram, telex, mailgram, facsimile or similar communication method. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting.

Section 2.5. Telephonic Meetings Permitted. Members of the Board of Directors, or any committee of the Board, may participate in a meeting of the Board or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to conference telephone or similar communications equipment shall constitute presence in person at such meeting.

Section 2.6. Quorum; Vote Required for Action. At all meetings of the Board of Directors a majority of the total number of authorized directors shall constitute a quorum for the transaction of business. Except as otherwise provided herein or in the Certificate of Incorporation, or required by law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 2.7. Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, or in his or her absence by the President, or in his or her absence by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8. Written Action by Directors. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 2.9. Powers. The Board of Directors may, except as otherwise required by law or the Certificate of Incorporation, exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

Section 2.10. Compensation of Directors. Directors, as such, may receive, pursuant to a resolution of the Board of Directors, fees and other compensation for their services as directors, including, without limitation, their services as members of committees of the Board of Directors.

ARTICLE III
COMMITTEES

Section 3.1. Committees. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any Meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meetings and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in a resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority in reference to amending the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors as provided in subsection (a) of Section 151 of the Delaware General Corporation Law, fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution and distribution of assets of the Corporation, or the conversion into, or the exchange of such shares for, shares of any other class classes or any other series of the same or any other class or classes of stock of the Corporation, or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation under Sections 251 or 252 of the Delaware General Corporation Law, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the Bylaws of the Corporation; and unless the resolution of the Board of Directors expressly so provides, no such committee shall have the power or authority to declare a dividend, authorize the issuance of stock or adopt a certificate of ownership and merger pursuant to section 253 of the Delaware General Corporation Law.

Section 3.2. Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these Bylaws.

ARTICLE IV
OFFICERS

Section 4.1 Generally. The officers of the Corporation shall consist of a President, one or more Vice Presidents, a Secretary, a Treasurer and such other officers, including a Chairman of the Board of Directors and/or Chief Financial Officer, as may from time to time be appointed by the Board of Directors. Officers shall be elected by the Board of Directors. Each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any number of offices may be held by the same person. Any officer may resign at any time upon written notice to the Corporation. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board of Directors.

Section 4.2. Chairman of the Board. The Chairman of the Board shall have the power to preside at all meetings of the Board of Directors and shall have such other powers and duties as the Board of Directors may from time to time prescribe.

Section 4.3. President. Unless otherwise designated by the Board of Directors, the President shall be the chief executive officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board of Directors, he or she shall have the responsibility for the general management and control of the business and affairs of the Corporation and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to him or her by the Board of Directors. He or she shall have general supervision and direction of all of the officers, employees and agents of the Corporation.

Section 4.4. Vice President. Each Vice President shall have all such powers and duties as are commonly incident to the office of Vice President, or that are delegated to him or her by the Board of Directors or the President. A Vice President may be designated by the Board to perform the duties and exercise the powers of the President in the event of the President's absence or disability.

Section 4.5. Chief Financial Officer. Subject to the direction of the Board of Directors and the President, the Chief Financial Officer shall perform all duties and have all powers that are commonly incident to the office of chief financial officer.

Section 4.6. Treasurer. The Treasurer shall have custody of all monies and securities of the Corporation. He or she shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions. The Treasurer shall also perform such other duties and have such other powers as are commonly incident to the office of Treasurer, or as the Board of Directors or the President may from time to time prescribe.

Section 4.7. Secretary. The Secretary shall issue or cause to be issued all authorized notices for, and shall keep, or cause to be kept, minutes of all meetings of the stockholders and the Board of Directors. He or she shall have charge of the corporate books and records and shall perform such other duties and have such other powers as are commonly incident to the office of Secretary, or as the Board of Directors or the President may from time to time prescribe.

Section 4.8. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

Section 4.9. Removal. Any officer of the Corporation may be removed at any time, with or without cause, by the Board of Directors. Such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation.

ARTICLE V
STOCK

Section 5.1. Certificates. Every holder of stock shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board of Directors, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation, certifying the number of shares owned by such stockholder in the Corporation. Any or all of the signatures on the certificate may be a facsimile.

Section 5.2. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 5.3. Other Regulations. The issue, transfer, conversion and registration of stock certificates shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE VI
INDEMNIFICATION

Section 6.1. Indemnification of Officers and Directors. Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation (including any constituent corporation absorbed in a merger) or is or was serving at the request of the Corporation (including any such constituent corporation) as a director or officer of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the Delaware General Corporation Law, against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the Corporation shall indemnify any such person seeking indemnity in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

Section 6.2. Advance of Expenses. The Corporation shall pay all expenses incurred by such a director or officer in defending any such proceeding as they are incurred in advance of its final disposition; provided, however, that if the Delaware General Corporation Law then so requires, the payment of such expenses incurred by a director or officer in advance of the final disposition of such proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this Article VI or otherwise; and provided further that the Corporation shall not be required to advance any expenses to a person against whom the Corporation brings a claim, in a proceeding, alleging that such person has breached his or her duty of loyalty to the Corporation, committed an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, or derived an improper personal benefit from a transaction; and provided further that the Corporation shall not be obligated to advance expenses incurred by a director or officer in defending any proceeding if: (i) members of the Board of Directors consisting of those who are not parties to the proceeding for which indemnification is sought, even though less than a quorum, or (ii) independent legal counsel, selected by the indemnified director or officer and approved by the Board of Directors, which approval may not be unreasonably withheld, or (iii) a panel of arbitrators (one of whom is selected by the Corporation, another of whom is selected by the indemnified director or officer and the last of whom is selected by the first two arbitrators so selected), determines in good faith, that the facts known to them at the time such determination is made demonstrate clearly and convincingly that such director or officer acted in bad faith.

Section 6.3. Non-Exclusivity of Rights. The rights conferred on any person in this Article VI shall not be exclusive of any other right that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaw, agreement, vote or consent of stockholders or disinterested directors or otherwise.

Section 6.4. Indemnification Contracts. The Board of Directors is authorized to cause the Corporation to enter into a contract with any director, officer or employee of the Corporation, or any person serving at the request of the Corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than, those provided for in this Article VI.

Section 6.5. Insurance. The Corporation shall maintain insurance, at its expense, to the extent it determines such to be reasonably available, to protect itself, its directors and officers, and any other persons the Board of Directors may select, against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Section 6.6. Effect of Amendment. Any amendment, repeal or modification of any provision of this Article VI shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this Article VI and existing at the time of such amendment, repeal or modification.

ARTICLE VII
NOTICES

Section 7.1. Notice. Except as otherwise specifically provided herein or required by law, all notices required to be given pursuant to these Bylaws shall be in writing and may in every instance be effectively given by hand delivery (including use of a delivery service), by depositing such notice in the mail, postage prepaid, or by sending such notice by prepaid telegram, telex, mailgram or facsimile. Any such notice shall be addressed to the person to whom notice is to be given at such person's address as it appears on the records of the Corporation. The notice shall be deemed given (i) in the case of hand delivery, when received by the person to whom notice is to be given or by any person accepting such notice on behalf of such person, (ii) in the case of delivery by mail, when deposited in the mail, and (iii) in the case of delivery via telegram, mailgram, telex, or facsimile, when dispatched.

Section 7.2. Waiver of Notice. Any written waiver of notice, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

ARTICLE VIII
INTERESTED DIRECTORS

Section 8.1. Interested Directors; Quorum. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof that authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose if: (i) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE IX
MISCELLANEOUS

Section 9.1. Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

Section 9.2. Seal. The Board of Directors may provide for a corporate seal, which shall have the name of the Corporation inscribed thereon and shall otherwise be in such form as may be approved from time to time by the Board of Directors.

Section 9.3. Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

Section 9.4. Reliance Upon Books and Records. A member the Board of Directors, shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or reports made to the Corporation by any of its officers, or by an independent certified public accountant, or by an appraiser selected with reasonable care by the Board of Directors or by any such committee, or in relying in good faith upon other records of the Corporation.

Section 9.5. Certificate of Incorporation Governs. In the event of any conflict between the provisions of the Corporation's Certificate of Incorporation and Bylaws, the provisions of the Certificate of Incorporation shall govern.

Section 9.6. Severability. If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Corporation's Certificate of Incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation) shall remain in full force and effect.

ARTICLE X
AMENDMENT

Section 10.1. Amendments. Shareholders of the Corporation holding a majority of the Corporation's outstanding voting stock shall have the power to adopt, amend or repeal Bylaws. The Board of Directors of the Corporation shall also have the power to adopt, amend or repeal Bylaws of the Corporation, except as such power may be expressly limited by Bylaws adopted by the shareholders.